Exhibit 99.1

Lithium Americas Announces 2022 AGM Results

June 21, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce the voting results from its annual meeting of shareholders held on June 21, 2022 (the “Meeting”).

A requisite majority of shareholders, casting votes in person or by proxy, approved the following items of business at the Meeting:

  setting the size of the Board of Directors at nine;

  electing each of the nine incumbent directors nominated by management;

  re-appointing PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditor; and

  approving a non-binding advisory vote on executive compensation.

Votes were cast on the matters noted above as follows:

Election of Board of Directors

Number of Directors	Votes For	Votes Against
Setting the number of directors at nine	42,054,406 (98.86%)	483,077 (1.14%)
Director	Votes For	Votes Withheld
George Ireland	41,671,914 (97.97%)	865,570 (2.03%)
Fabiana Chubbs	41,461,079 (97.47%)	1,076,405 (2.53%)
Kelvin Dushnisky	41,135,680 (96.70%)	1,401,805 (3.30%)
Jonathan Evans	41,957,067 (98.64%)	580,417 (1.36%)
Dr. Yuan Gao	37,881,520 (89.05%)	4,655,965 (10.95%)
John Kanellitsas	41,088,159 (96.59%)	1,449,326 (3.41%)
Jinhee Magie	41,332,972 (97.17%)	1,204,512 (2.83%)
Franco Mignacco	41,238,860 (96.95%)	1,298,625 (3.05%)
Xiaoshen Wang	37,188,584 (87.43%)	5,348,901 (12.57%)

Appointment of the Auditors

Resolution	Votes For	Votes Withheld
Appointing PwC as the auditors	72,728,305 (99.24%)	558,305 (0.76%)

Advisory Vote

Resolution	Votes For	Votes Against
Advisory Vote on Executive Compensation	40,915,602 (96.19%)	1,621,882 (3.81%)

Further details concerning voting results are available under the Company’s profile on SEDAR at www.sedar.com.

ABOUT LITHIUM AMERICAS

Lithium Americas Corp. is focused on developing lithium projects in Argentina and the United States. Lithium Americas is a Canadian-based company listed on both the Toronto Stock Exchange (TSX: LAC) and New York Stock Exchange (NYSE: LAC).

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com